UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 7 2011

SEC FILE NUMBER
8- 29688



11020703

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/10___ AND ENDING ___12/31/10___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steven L. Falk & Associates, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

11280 Granite Ridge Drive

(No. and Street)

Las Vegas	NV	89135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven L. Falk   702-240-0174

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA

(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West	Southfield,	MI.	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _Steven L. Falk_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Steven L. Falk & Assoc, Inc_ , as of _December 31_ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

PRESIDENT
Title

_____
Notary Public

KEVIN NEBEKER
Notary Public, State of Nevada
Appointment No. 08-5868-1
My Appt. Expires Jan 21, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

STEVEN L. FALK &
ASSOCIATES, INC.
AUDIT REPORT
December 31, 2010

Steven Falk & Associates, Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2010
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2010

STEVEN FALK & ASSOCIATES, INC.
December 31, 2010

Contents

United States Securities and Exchange Commission's

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 22, 2011

Board of Directors
Steven Falk & Associates, Inc.
11280 Granite Ridge Drive Suite 1042
Las Vegas , NV 89135

I have audited the accompanying balance sheet of Steven Falk & Associates, Inc. , as of December 31, 2010, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Steven Falk & Associates, Inc. as of December 31, 2010, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA

1

Steven Falk & Associates, Inc.
BALANCE SHEET
As of December 31, 2010

ASSETS

CURRENT ASSETS

Cash In Bank - Checking	$	4,764.56
Cash in Bank - Clearing Deposit		35,000.00
Commission Receivables		73,859.34
Loan Receivable - Officer		61,274.22
Total Current Assets		174,898.12

PROPERTY AND EQUIPMENT

Equipment		30,446.20
Less: Accumulated Depreciation		(18,553.10)
Net Property and Equipment		11,893.10
TOTAL ASSETS	$	186,791.22

The footnotes are an integral part of the financial statements.

2

Steven Falk & Associates, Inc.
BALANCE SHEET
As of December 31, 2010

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Commission Payable $ 45,273.24

Total Current Liabilities 45,273.24

LONG-TERM LIABILITIES

Total Liabilities 45,273.24

STOCKHOLDERS' EQUITY

Capital Stock, par value, $1 per share, 100 shares authorized, 100 shares issued and outstanding 100.00

Paid in Excess 97,154.54

Retained Earnings 44,263.44

Total Stockholders' Equity 141,517.98

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 186,791.22

The footnotes are an integral part of the financial statements.

3

Steven Falk & Associates, Inc.
STATEMENT OF INCOME

12 Months Ended
December 31, 2010

Revenues

Commissions Earned	$	1,379,015.63
Other Income		5,462.10
Interest Income		665.61
Total Revenues		1,385,143.34

Operating Expenses

Employee compensation and ben	1,033,514.13
Floor brokerage, exchange, and c	93,534.79
Communications and data proces	10,379.10
Occpancy	2,662.97
Other expenses	197,586.10
Total Operating Expenses	1,337,677.09
Operating Income (Loss)	47,466.25
Net Income (Loss) $	47,466.25

The footnotes are an integral part of the financial statements.

4

Steven Falk & Associates, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2010
Beginning of Period	$ (2,564.81)
Plus: Net Income	$ 47,466.25
Plus: Prior Period Adjustment	$ (638.00)
Less: Dividends Paid	0.00
RETAINED EARNINGS END OF PERIOD	$ 44,263.44

The footnotes are an integral part of the financial statements.

5

Steven Falk & Associates, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2010

<u>2010</u>

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ 47,466.25
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	2,563.00
Losses (Gains) on sales of Fixed Assets	0.00
Other	(0.42)
Decrease (Increase) in Operating Assets:	
Accounts Receivable	(28,568.40)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	13,898.68
Accrued Liabilities	0.00
Total Adjustments	(12,107.14)
Net Cash Provided By (Used in) Operating Activities	35,359.11

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds From Sale of Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	35,359.11
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,043.03
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 39,764.56

The footnotes are an integral part of the financial statements.

STEVEN FALK & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2010	0	0	100	$ 100	100	$ 97,155	$ (2,565)	$ 94,690
Net Income	-	-	-	-	-	-	47,466	47,466
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	(638)	(638)
Balance at December 31, 2010	-	-	100	$ 100	100	$ 97,155	$ 44,263	$ 141,518

The footnotes are an integral part of the financial statements.

7

STEVEN FLAK & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Steven Falk & Associates, Inc. (the Company) was incorporated in the State of Nevada effective November 4, 2004 and subsequently elected "S" Corporation status for federal income tax purposes. The Company has adopted a calendar year.

Description of Business

The Company, located in Las Vegas, NV, is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using straight-line method.

STEVEN FALK & ASSOICATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Income taxes

Effective January 11, 2005, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2009, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the Company specializes in sales of mutual funds and Section 1031 exchanges.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

STEVEN FALK & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2010, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Various Equipment	3-7 years	$
		30,446.20
Less – accumulated depreciation		(18,553.10)
Total	$	11,893.10

Depreciation expense was $2,563.00 for the year December 31, 2010 and is included in the operating expenses in the accompanying statement of income.

PRIOR PERIOD ADJUSTMENT

A entry of $638.00 was made to correct prior period retained earnings.

See accountant's audit report

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2010

Steven Falk & Associates, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2010

Computation of Net Capital

Total Stockholder's equity:		$ 94,690.00
Nonallowable assets:		
Property and equipment	14,456.00	
Accounts receivable – other	10,011.00	(24,467.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	0.00
Net allowable capital		$ 70,223.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 2,093.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 20,223.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 31,375.00
Percentage of aggregate indebtedness to net capital	44.68%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2010	$	69,584.00
Adjustments:		
Change in Equity (Adjustments)		639.00
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		0.00
Change in Undue Concentration		(0.00)
NCC per Audit		70,223.00
Reconciled Difference	$	(0.00)

Steven Falk & Associates, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2010

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is RBC Capital Markets Corp.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2010	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2010	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2010

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2011

Board of Directors
Steven Falk & Associates, Inc.
11280 Granite Ridge Road
Suite 1942
Las Vegas, NV 89135

In planning and performing my audit of the financial statements and supplemental schedules of Steven Falk & Associates, Inc. for the year ended December 31, 2010, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2010

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Steven Falk & Associates, Inc.
11280 Granite Ridge Drive
Suite 1042
Las Vegas, NV 89135

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2010, which were agreed to by Steven Falk & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Steven Falk & Associates, Inc. 's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Steven Falk & Associates, Inc.'s management is responsible for Steven Falk & Associates, Inc. with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7T with the respective cash disbursements record entries, including overpayment from the prior year.

2. Compared audited Total Revenue for the period of January 01, 2010 through the December 31, 2010 (fiscal year-end) with the amounts reported on Form SIPC-7T for the same period noting no reportable reconciliation differences.

	SIPC-7T	AUDIT	Difference
Total Revenue	$ 1,391,035	$ 1,385,143.34	$ 5,891.66
Additions			
2b(4)	$ -	$ -	
Net Loss from Securities Investment			
Account	$ -	$ -	
Total Additions	$ -	$ -	
Deductions			
Distributions of Investment Co.	$ 184,995.00	$ 184,995.00	

Commissions to other b/d's		$	52,201.00	$	52,201.00		
Investment Companies		$	-	$	-		
Clearing Costs		$	-	$	-		
Gain from investment accounts		$	-	$	-		
Interest Expense		$	-	$	7,034.00		
Printing & Advertising		$	-	$	-		
Non-securities related revenues		$	743,346.00	$	743,346.00		
Total Deductions		$	980,542.00	$	980,542.00		
							$
SIPC Net Operating Revenues		$	410,493.00	$	404,601.34		5,891.66
2.A General Assessment	0.0025	$	1,026.23	$	1,011.50	$	14.73
2.B SIPC 6 Payment		$	150.00	$	150.0(	$	-
2.C Prior Year Overpayment		$	(117.48)	$	(132.21)	$	14.73
2.D. Assessment Balance		$	-	$	-	$	-
Underpayment (Overpayment)				$	(132.21)		

3. Compared any adjustments reported Form SIPC-7T with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. According to our findings, Steven Falk & Associates, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson, CPA

February 22, 2011